UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of February 2019

Commission File Number: 001-38547

Autolus Therapeutics plc

(Translation of registrant’s name into English)

Forest House

58 Wood Lane

White City

London W12 7RZ

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBIT LIST

Exhibit	Description

99.1	Press Release dated February 25, 2019, “Autolus Therapeutics Reports Financial and Operational Results for the Transition Period from October 1 to December 31, 2018.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Autolus Therapeutics plc

Date: February 25, 2019	By:	/s/ Christian Itin
Name Christian Itin, Ph.D.
Title: Chief Executive Officer